Bass, Berry & Simsplc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, Tennessee 38103-3672
(901) 543-5900
March 24, 2010
Via EDGAR and FedEx
United States Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
ATTN: Kevin Rupert
Telephone: 202-551-6966
Dear Mr. Rupert:
     On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 15, 2010 and March 18, 2010 (collectively, the “Comments”) relating to the Company’s Preliminary Proxy Statement (the “Proxy”) filed on Schedule 14A on March 11, 2010, we submit this letter containing the Company’s responses to the Staff’s Comments.
COMMENTS AND RESPONSES
1.	Please confirm that Triangle will respond to the Comments by filing a written response letter via EDGAR, complete with a “Tandy Letter” representation.
RESPONSE. The Company hereby confirms that it will comply with the Staff’s requests regarding filing procedures.
2.	Please confirm that the typographical errors contained within the Audit and Internal Control Reports of the Independent Registered Public Accounting Firm as filed with the Company’s initial Form 10-K filing for Fiscal Year 2009 were corrected via an amended Form 10-K filing. Please also confirm that the Company did not deliver its annual report containing the aforementioned typographical errors to its shareholders.

www.bassberry.com

March 24, 2010

RESPONSE. The Company hereby confirms that on March 15, 2010, Triangle amended its Form 10-K filing to correct the typographical errors contained within the initial Audit and Internal Control Reports of the Independent Registered Public Accounting Firm. The Company further confirms that it did not deliver its annual report containing the aforementioned typographical errors to its shareholders.
3.	With regard to the table on page 34 under the section titled “Security Ownership of Management and Certain Beneficial Owners,” please revise the table to conform with Item 22(b)(5) of Form 14(a).
RESPONSE. In response to the Staff’s comment, the Company proposes to revise the table on page 34 in the manner set forth below.

				Dollar Range of
				Equity Securities
	Number of Shares		Percentage	Beneficially
Name of Beneficial Owner	Beneficially Owned(1)		of Class (2)	Owned(3)(4)
Executive Officers
Garland S. Tucker, III	195,284	(5)	1.6%	over $100,000
Brent P.W. Burgess	183,774	(6)	1.5%	over $100,000
Steven C. Lilly	139,649	(7)	1.2%	over $100,000
Independent Directors:
W. McComb Dunwoody	137,850	(8)	1.2%	over $100,000
Mark M. Gambill	—		—	0
Benjamin S. Goldstein	14,962	(9)	*	over $100,000
Simon B. Rich, Jr.	27,771	(10)	*	over $100,000
Sherwood H. Smith, Jr.	59,241	(11)	*	over $100,000

All Directors and Executive Officers as a Group	758,531		6.4%	over $100,000

*	Less than 1.0%

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act.

(2)	Based on a total of 11,934,594 shares issued and outstanding as of March 1, 2010.

(3)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(4)	The dollar range of equity securities beneficially owned by our directors is based on a stock price of $13.50 per share as of March 1, 2010.

(5)	Includes 69,261 shares of restricted stock and 812 shares held by Mr. Tucker’s wife.

(6)	Includes 59,374 shares of restricted stock.

(7)	Includes 51,632 shares of restricted stock.

(8)	Includes 6,771 shares of restricted stock.

(9)	Includes 6,771 shares of restricted stock.

(10)	Includes 6,771 shares of restricted stock and 3,500 shares held by Mr. Rich’s wife.

(11)	Includes 6,771 shares of restricted stock.

March 24, 2010

4.	On page 25 of the Proxy under the section titled “Restricted Stock,” after the final sentence of the second paragraph, please insert language confirming that the Company has complied with each condition required by the Commission’s exemptive order, as amended.
RESPONSE. In response to the Staff’s comment, the Company will insert the requested language.
5.	With regard to the determination of the amount of restricted stock granted to the Company’s officers, please disclose any potential conflict of interest that may arise from the existence of a relationship between the amount of restricted stock granted to officers of the Company and the number of shares sold below net asset value (“NAV”). If no such relationship exists, please include language confirming that.
RESPONSE. In response to the Staff’s comment, the Company proposes to insert the following language on page 25, following the final sentence of the first paragraph under the section titled “Determination of Restricted Stock Awards”:
The amount of restricted stock awarded to each of our executive officers is unrelated to the number of shares we may sell below net asset value. Restricted stock is issued to employees under our Amended and Restated Equity Incentive Plan, pursuant to which we have reserved a total of 900,000 shares of common stock for issuance.
6.	With respect to the table on page 36 of the Proxy, such table listing (i) historical pricing information for Triangle’s common stock and (ii) the historical sales prices of Triangle’s common stock as percentages of NAV (the “NAV Percentage Table”), please disclose any relationship between the discounts of low sales price to NAV during the first and second quarters of fiscal year 2009 and the ability of the Company to sell its shares below NAV. If no such relationship exists, please so state in your response to this comment.
RESPONSE. In response to the Staff’s comment, the Company does not believe a relationship exists between the discount of low sales price to NAV and the Company’s ability to sell shares below NAV.
7.	With respect to the proposal to approve the sale of the Company’s shares below NAV, please add a table that includes information relating to any offering in which the Company’s shares were offered below NAV, such table including (i) offering price, (ii) percent discount to NAV and (iii) average percent discount of all issuances below NAV during Fiscal Year 2009. Please use the most recent practicable NAV determination and condition presentation of results as historic information that is not necessarily representative of future results for the Company.
RESPONSE. In response to the Staff’s comment, the Company proposes to insert the requested information immediately after the final paragraph on page 36 under the section titled “Reasons to Offer Common Stock Below Net Asset Value,” in the manner set forth below:

March 24, 2010

     The following table summarizes certain information regarding our three public offerings of our common stock which were completed in 2009, two of which were priced below net asset value per share and one of which was priced above net asset value per share. This information is historic in nature and cannot be relied upon as a representation of what will happen if we conduct offerings in the future.

	April 2009	August 2009	December 2009
Net Asset Value (“NAV”) per share prior to offering	$12.46 (1)	$11.31 (2)	$10.52 (3)
Offering price per share to public	$10.75	$10.42	$12.00
Proceeds per share to Company(4)	$10.21	$9.90	$11.40
Shares issued in offering(5)	1,280,000	1,495,000	1,794,000
Shares outstanding after offering	8,332,942	9,827,942	11,702,511
Premium (Discount) of offering price per share to NAV per share	(13.7%)	(7.9%)	14.1%
Accretive (dilutive) impact of offering on NAV per share(6)	(3.3%)	(2.1%)	1.2%
Weighted average discount of offering price per share to NAV per share for offerings below NAV(7)	(10.6%)
Weighted average discount of offering price per share to NAV per share for all offerings(8)	(0.9%)

(1)	NAV per share as of March 31, 2009.

(2)	NAV per share as of June 30, 2009.

(3)	NAV per share as of September 30, 2009, as adjusted for the issuance of 80,569 shares of our common stock on October 22, 2009 in connection with our Dividend Reinvestment Plan.

(4)	Net of underwriters’ discounts.

(5)	Includes exercise of underwriters’ over-allotment option.

(6)	Impact of offering on NAV per share is determined by dividing the change in NAV per share resulting from each offering by the NAV per share prior to each offering.

(7)	Includes discounts for the April 2009 and August 2009 offerings, which were offered at a price below NAV.

(8)	Includes discounts and premium for all three 2009 offerings.
8.	In connection with the proposal to sell shares below NAV, on page 37 of the Proxy under the section titled “Key Stockholder Considerations,” please disclose the Company’s belief as to whether the discounts of the Company’s shares in the marketplace will be prolonged by continuing to sell the Company’s shares below NAV.
RESPONSE. In response to the Staff’s comment, the Company proposes to insert the following language on page 37, following the final sentence of the third paragraph under the section titled “Key Stockholder Considerations.”
In the event we were to continue to sell our common stock at prices below net value for sustained periods of time, such offerings may result in sustained discounts in the marketplace.

March 24, 2010

9.	On page 38 of the Proxy, with respect to the table under the section titled “Examples of Dilutive Effect of the Issuance of Shares Below Net Asset Value,” please confirm that any revisions from last year’s numbers listed in the previous year’s Proxy have been immaterial.
RESPONSE. The Company hereby confirms that, with respect to the table on page 38 of the Proxy, only immaterial changes have been made from the numbers listed in the previous year’s Proxy Statement.
     In response to the request contained in the Staff’s Comments, the Company hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at 901-543-5979 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ Sehrish Siddiqui
Sehrish Siddiqui

cc:	Steven C. Lilly (via email) C. Robert Knox, Jr. (via email) John A. Good, Esq. (via email)